UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39171

BROOGE HOLDINGS LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 2 633 3149

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

CONTENTS

The Extraordinary General Meeting (the “Meeting”) of Brooge Holdings Limited (the “Company”) will now be held at the BPGIC FZE Fujairah office building, Al Rugaylat Road, Fujairah, United Arab Emirates at 10:30 a.m. Eastern Time / 6:30 p.m. Gulf Standard Time on April 7, 2020.

The Meeting cannot be held at the original time and location as a result of legal restrictions imposed in response to the coronavirus disease 2019 pandemic which will prevent a quorum from being present at the original time and location.

Attached hereto and incorporated by reference herein is the Notice of Adjournment of Extraordinary General Meeting (the “Adjournment Notice”).

The purpose of the Meeting is for the shareholders to consider and, if thought fit, pass and approve the following resolution:

1	Change of Name and Adoption of Amended and Restated Memorandum and Articles of Association

RESOLVED as a special resolution:

(a)	That the name of the Company is changed from "Brooge Holdings Limited" to "Brooge Energy Limited"; and
(b)	That the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting as Exhibit A.

Attendance at the Meeting will be limited to stockholders of record and beneficial owners who provide proof of beneficial ownership as of the record date, February 19, 2020, (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership).

Shareholders are directed to the instructions available in both the Notice of Extraordinary General Meeting and the Adjournment Notice on how to attend the Meeting and vote their shares, either in person or by telephone.

The Notice of Extraordinary General Meeting, the Form of Amended and Restated Memorandum and Articles of Association of the Company, the Notes to the Proxy Card for the Meeting, and the Notice of Adjournment of Extraordinary General Meeting are available at:

https://www.cstproxy.com/broogeholdingslimited/sm2020/

The Company issued a press release announcing the new time and location of the Meeting. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Notice of Adjournment of Extraordinary General Meeting Now to be held on Tuesday, April 7, 2020 at 10:30 a.m. Eastern Time.
99.2	Press Release dated March 25, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2020

BROOGE HOLDINGS LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer